UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                 FORM U3A-2

                                                      File No. 69-206


            Statement by Holding Company Claiming Exemption Under
            Rule U-3A-2 from the Provisions of the Public Utility
                         Holding Company Act of 1935

                        BANGOR HYDRO-ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utilities Holding Company Act of 1935, and submits the following information:

          1. Bangor Hydro-Electric Company (Bangor Hydro) is a Maine corporation having its principal place of business at 33 State Street, Bangor, Maine.

          Bangor Hydro is principally engaged in the generation, transmission, distribution and sale of electric energy in eastern Maine and serves approximately 100,000 customers.

          Bangor Var Co., Inc. is a corporation organized under Maine law in 1990. It was formed to be a general partner whose sole function is to own a 50% interest in the Chester SVC Partnership, a partnership which owns the static var compensator electrical equipment which supports the Hydro Quebec Phase II transmission line.

          East Branch Improvement Company is a water storage corporation organized under the laws of the State of Maine. It operates on the East Branch of the Penobscot River in Maine. Its capital stock consists of 3,029.25 shares of which Bangor Hydro owns 1,817.55 shares, the remaining 1,211.70 shares being owned by Great Northern Paper Company. East Branch Improvement Company's office is at 33 State Street, Bangor, Maine.

          Godfrey's Falls Dam Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. Ownership of this corporation was acquired to permit future water storage development in the basin of the East Branch of the Penobscot River in the State of Maine.

          The Sawtelle Brook Dam & Improvement Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. This corporation controls certain dams and water rights in the basin of the East Branch of the Penobscot River in Maine and was acquired to permit future water storage development in the East Branch basin.

          Sebois Dam Company is a Maine corporation organized to improve the navigation of certain of the Sebois waters which enter the Piscataquis River. It has the right to maintain dams for the driving of logs and lumber. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

          Pleasant River Gulf Improvement Company is a corporation organized under Maine law. It is a water improvement company authorized by its charter to erect and maintain dams and to improve the flow of water in the West Branch of the Piscataquis River in Maine for the purpose of making the West Branch floatable and facilitating the driving of logs and lumber upon the same. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

          Northeastern Company is an inactive corporation organized under Maine law. It was acquired to hold certain real and personal properties useful at the time of the acquisition thereof in the conduct of Bangor Hydro's business. These holdings have since been disposed of and the corporation has no present assets or liabilities. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

          Eastern Development Company is an inactive corporation organized under Maine law. It was organized to acquire and hold certain properties for ultimate transfer to Bangor Hydro. All holdings have been disposed of and the corporation has no present assets or liabilities. Its address is 33 State Street, Bangor, Maine.

          Maine Electric Power Company, Inc. ("MEPCO") is a Maine corporation with its principal office at Edison Drive, Augusta, Maine, formed for the purpose of constructing, owning and operating a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the Province of New Brunswick by the New Brunswick Power Commission. (See File No. 704798). Bangor Hydro owns 14.188% of MEPCO'S common stock; the remainder of the stock is held by other Maine electric utility companies.

          Penobscot Hydro Co., Inc. ("PHC") is a corporation organized under Maine law in 1986 as a wholly owned subsidiary of Bangor Hydro, in connection with the project financing of the redevelopment of a hydroelectric generating facility on the Penobscot River in Howland and Enfield, Maine. In 1986 Bangor Hydro formed a partnership ("Bangor-Pacific Hydro Associates" or "Bangor-Pacific") with Pacific Lighting Energy Systems ("PLES"), a California corporation (the "West Enfield project") in order to finance the $45,000,000 redevelopment of Bangor Hydro's existing hydroelectric facility. Bangor Hydro transferred its interest in the facility to Bangor-Pacific, and purchases all the power from the facility pursuant to a long-term contract. Prior to the closing of the financing, Bangor Hydro transferred its 50% interest in the partnership to PHC. The entire transaction was reviewed and approved by the Maine Public utilities Commission.

          Neither Bangor Var Co. Inc., East Branch Improvement Company, Godfrey's Falls Dam Company, The Sawtelle Brook Dam and Improvement Company, Northeastern Company, Eastern Development Company, Pleasant River Gulf Improvement Company, Sebois Dam Company, nor Penobscot Hydro Co. Inc. is a public utility.

          2. Bangor Hydro owns seven hydro-electric generating plants, one steam generating plant and four internal combustion generating plants, all located within its service area in the State of Maine. It also owns approximately 600 miles of transmission lines and approximately 3400 miles of distribution lines, all being located within its service area in the State of Maine. A map of Bangor Hydro's service area indicating major transmission lines and the location of generating plants is attached hereto. In addition, Bangor Hydro has an approximate 7% ownership interest in Maine Yankee Atomic Power Company in Wiscasset, Maine, a nuclear generating facility, an 8.33% interest as a tenant in common with other utilities in Wyman Unit No. 4, a fossil fuel generating unit located in Yarmouth, Maine.
          As indicated above, MEPCO owns a 345 KV transmission line and PHC owns a 50% interest in a hydroelectric facility.

          3. Bangor Hydro submits the following information with respect to its sales and purchases of electric energy during the calendar year 1995:

          (a)  1,736,348,307     KWH of electric energy sold
                                 (at retail and wholesale).

          (b)           None     KWH distributed at retail
                                 outside the State of Maine.

          (c)    171,602,580     KWH of electric energy sold
                                 at wholesale outside of Maine or
                                 at the State line sold through
                                 the New England Power Pool.

          (d)  1,520,295,600     KWH purchased outside the State
                                 of Maine or at the State line.

          4. Bangor Hydro has no direct or indirect interest in an EWG or a foreign utility company.


                                  EXHIBIT A

          The consolidating statements of income and surplus of Bangor
Hydro and its subsidiary companies for the calendar year 1995, together with consolidating balance sheets of Bangor Hydro and its subsidiary companies as of the close of the calendar year 1995 are attached hereto as Exhibit A.
With the exception of MEPCO, Penobscot Hydro Co., Inc. and Bangor Var Co., Inc. the subsidiaries referred to in item 1 above considered in the aggregate would not constitute a significant subsidiary and their income is not material in relation to the total enterprise. Consequently, financial statements for such subsidiaries are not consolidated. In the case of MEPCO, the Chester SVC Partnership, and Bangor-Pacific, financial statements are not consolidated because Bangor Hydro or its wholly-owned subsidiaries do not own a majority interest. The 1995 financial statements for East Branch Improvement Company which includes investment in its wholly owned subsidiaries, Godfrey Falls Dam Company and Sawtelle Brook Dam & Improvement Co. are included in Exhibit A as are the 1995 financial statements for MEPCO, the Chester SVC Partnership and Bangor-Pacific.

                                  EXHIBIT B

          A Financial Data Schedule is attached as Exhibit B.


                                  EXHIBIT C

          No organizational chart is attached because Bangor Hydro has no relationship with any EWG or foreign utility company.

          Bangor Hydro has caused this statement to be executed on its behalf by its duly authorized officer this 28th day of February, 1996.

                                     BANGOR HYDRO-ELECTRIC COMPANY


                                   by   /s/ Frederick S. Samp
                                     ________________________________
                                     Frederick S. Samp
                                     Chief Financial Officer
 (Corporate Seal)



Attest: /s/ Andrew Landry
        _________________________
               Andrew Landry
               Corporate Clerk

    Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Frederick S. Samp
                        Chief Financial Officer
                        Bangor Hydro-Electric Company
                        33 State Street
                        P.O. Box 932
                        Bangor, Maine  04401




BANGOR HYDRO-ELECTRIC COMPANY                                  PAGE 1 OF 7
CONSOLIDATED STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                                                                               CONSOLIDATED
                                      BHE             BVC            PHC         RECLASSES       ELIMINS.         TOTALS
GENERAL RATE REVENUE            (170,402,029.36)                                  (922,763.97)    610,422.48  (170,714,370.85)

FUEL CHARGE REVENUE                        0.00                                (14,199,400.92)                 (14,199,400.92)
EQUITY EARNINGS                                                 (1,025,293.30)   1,025,293.30                            0.00
                               -----------------------------------------------------------------------------------------------
TOTAL REVENUES                  (170,402,029.36)          0.00  (1,025,293.30) (14,096,871.59)    610,422.48  (184,913,771.77)
                               -----------------------------------------------------------------------------------------------

FUEL FOR GENERATION               68,202,581.39                                 14,098,445.45                   82,301,026.84
PURCHASED POWER                   16,282,008.95                                    100,955.47                   16,382,964.42

OPERATION & MAINT:
  OPERATION                       27,173,597.93                         10.13
  MAINTENANCE                      5,900,275.45
  UNCOLL. REVENUE                  2,637,301.95
                               -----------------------------------------------------------------------------------------------
TOTAL O&M                         35,711,175.33                         10.13                                   35,711,185.46

DEPRECIATION                       6,522,019.34                                                                  6,522,019.34
SEABROOK AMORTIZATION              1,699,050.00                                                                  1,699,050.00
Q.F. BUYOUT AMORTIZATION          12,322,569.66                                                                 12,322,569.66
TAXES:
  PROPERTY & OTHER:
    GENERAL TAXES                  4,884,565.02                                          0.00                    4,884,565.02
  INCOME:
    STATE-CURRENT                          0.00           0.00           0.00            0.00
    STATE-DEFERRED                  (152,517.00)        752.58      80,508.07            0.00
    FEDERAL-CURRENT                        0.00           0.00           0.00            0.00
    FEDERAL-DEFERRED               1,319,449.80       2,848.32     231,825.29            0.00
    ITC-AMORTIZATION                (676,248.00)
    ITC EARNED                       615,055.00
                               -----------------------------------------------------------------------------------------------
      TOTAL INCOME TAXES           1,105,739.80       3,600.90     312,333.36            0.00                    1,421,674.06
                               -----------------------------------------------------------------------------------------------
TOTAL OPERATING EXPS.            146,729,709.49       3,600.90     312,343.49   14,199,400.92           0.00   161,245,054.80
                               -----------------------------------------------------------------------------------------------
OPERATING INCOME                 (23,672,319.87)      3,600.90    (712,949.81)     102,529.33     610,422.48   (23,668,716.97)
                               -----------------------------------------------------------------------------------------------
OTHER INCOME:
  AFUDC-EQUITY                      (561,897.51)                                                                  (561,897.51)
  OTHER, NET:
    MISC. INTEREST INCOME         (1,308,146.42)    (26,188.20)
    MISC. INCOME                       3,514.76                                    824,679.90
    EQUITY EARNINGS-BVC              (22,587.30)                                                   22,587.30
    EQUITY EARNINGS-PHC              (67,823.62)                                                   67,823.62
    STATE TAXES                       61,165.00                      8,945.34
    FEDERAL TAXES                    212,347.00                     25,758.37            0.00
                               -----------------------------------------------------------------------------------------------
     TOTAL OTHER, NET             (1,121,530.58)    (26,188.20)     34,703.71      824,679.90      90,410.92      (197,924.25)
                               -----------------------------------------------------------------------------------------------
      TOTAL OTHER INCOME          (1,683,428.09)    (26,188.20)     34,703.71      824,679.90      90,410.92      (759,821.76)
                               -----------------------------------------------------------------------------------------------
INTEREST EXPENSE:

  LONG-TERM DEBT                  17,596,586.06                                                                 17,596,586.06

  OTHER:
    MISC. INTEREST                 2,835,395.44                                          0.00
    DEBT DISCOUNT & EXP              365,633.98
    MISCELLANEOUS                    927,209.23                                   (927,209.23)
                               -----------------------------------------------------------------------------------------------
      TOTAL OTHER INTEREST         4,128,238.65                                   (927,209.23)                   3,201,029.42

AFUDC-DEBT                          (705,551.87)                                                                  (705,551.87)
                               -----------------------------------------------------------------------------------------------
     TOTAL INTEREST EXP.          21,019,272.84           0.00           0.00     (927,209.23)                  20,092,063.61
                               -----------------------------------------------------------------------------------------------

NET INCOME                        (4,336,475.12)    (22,587.30)   (678,246.10)          (0.00)    700,833.40    (4,336,475.12)
                               ===============================================================================================
PREFERRED DIVIDENDS                                                                                              1,701,959.76
EARNINGS APPLICABLE TO
  COMMON STOCK                                                                                                  (2,634,515.36)
BEG. RETAINED EARNINGS:
  BANGOR HYDRO                   (13,757,750.92)                                                               (13,757,750.92)
  BANGOR VAR                                       (554,759.40)                                   554,759.40             0.00
  PENOBSCOT HYDRO                                                 (642,955.10)                    642,955.10             0.00
                               -----------------------------------------------------------------------------------------------
                                 (13,757,750.92)   (554,759.40)   (642,955.10)                  1,197,714.50   (13,757,750.92)

NET INCOME                        (4,336,475.12)    (22,587.30)   (678,246.10)          (0.00)    700,833.40    (4,336,475.12)

DIVIDENDS DECLARED-
   COMMON                          6,318,919.14           0.00           0.00                                    6,318,919.14

DIVIDENDS DECLARED-
   PREFERRED                       1,579,570.00           0.00           0.00                                    1,579,570.00

DIVS DECLARED-SUB                                                  270,000.00                    (270,000.00)            0.00
    PENOBSCOT HYDRO
OTHER DEBITS                         122,389.76                                                                    122,389.76
                               -----------------------------------------------------------------------------------------------
END RETAINED EARNINGS            (10,073,347.14)   (577,346.70) (1,051,201.20)          (0.00)  1,628,547.90   (10,073,347.14)
                               ===============================================================================================
INVEST. IN UTILITY PLANT:
  ELEC OPERATING PROP.           300,374,077.56                                                                300,374,077.56
  LESS: ACCUM DEPR.              (81,933,769.05)                                                               (81,933,769.05)
                               -----------------------------------------------------------------------------------------------
                                 218,440,308.51                                                                218,440,308.51

  CWIP BY COMPANY                 13,833,800.66                                  4,317,464.40                   18,151,265.06
                               -----------------------------------------------------------------------------------------------
                                 232,274,109.17                                  4,317,464.40                  236,591,573.57
  INVESTMENT IN MYAPCO             5,131,030.66                                   (117,250.00)                   5,013,780.66
  INVESTMENT IN MEPCO                128,647.00                                     (3,747.00)                     124,900.00
                               -----------------------------------------------------------------------------------------------
                                 237,533,786.83                                  4,196,467.40                  241,730,254.23
                               -----------------------------------------------------------------------------------------------
OTHER INVESTMENTS:
  FUNDS HELD BY TRUSTEE           21,191,940.00                                                                 21,191,940.00
  INVESTMENT IN BVC                  577,346.70                                                  (577,346.70)            0.00
  INVESTMENT IN PHC                1,051,201.20                                                (1,051,201.20)            0.00
  INVESTMENT IN BPHA                                             3,076,221.56                                    3,076,221.56
  SPECIAL DEPOSITS                   232,392.48                                                                    232,392.48
  INVESTMENT IN EBI                        0.00                                                                          0.00
  OTHER INVESTMENTS                  368,823.07                                                                    368,823.07
  NON-OPERATING PROP.                507,189.23                                                                    507,189.23
                               -----------------------------------------------------------------------------------------------
TOTAL OTHER INVESTMENTS           23,928,892.68                  3,076,221.56                  (1,628,547.90)   25,376,566.34
                               -----------------------------------------------------------------------------------------------

CASH & TEMP. INVESTS.                817,001.13     605,312.31       1,952.17                                    1,424,265.61
                               -----------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE:
  NOTES RECEIVABLE                   114,671.17                                                                    114,671.17
  A/R CUSTOMER ACCTS.             17,573,032.79                                    121,296.92  (1,353,585.00)   16,340,744.71
  MISCELLANEOUS                    1,872,300.79     170,201.00   1,178,535.00                                    3,221,036.79
  RES. FOR BAD DEBTS              (1,450,000.00)                                                                (1,450,000.00)

                               -----------------------------------------------------------------------------------------------
TOTAL ACCOUNTS RECEIV.            18,110,004.75     170,201.00   1,178,535.00      121,296.92  (1,353,585.00)   18,226,452.67
                               -----------------------------------------------------------------------------------------------
UNBILLED REVENUE                   8,821,440.00                                                                  8,821,440.00
                               -----------------------------------------------------------------------------------------------
INCOME TAX REFUND REC.
                               -----------------------------------------------------------------------------------------------
ADVANCES TO BPHA                           0.00                                          0.00                            0.00
                               -----------------------------------------------------------------------------------------------
INVENTORIES:
  MATERIALS & SUPPLIES             3,219,475.12                                   (190,564.47)                   3,028,910.65
                               -----------------------------------------------------------------------------------------------
  FUEL OIL                                 0.00                                    105,871.31                      105,871.31
                               -----------------------------------------------------------------------------------------------
PREPAID EXPENSES:
  INSURANCE                        1,123,936.21                                                                  1,123,936.21
  TAXES                                                                            613,571.11                      613,571.11
                               -----------------------------------------------------------------------------------------------
TOTAL PREPAID EXPENSES             1,123,936.21                                    613,571.11                    1,737,507.32
                               -----------------------------------------------------------------------------------------------
DEFERRED FUEL COSTS                        0.00                                 (2,016,798.35)                  (2,016,798.35)
                               -----------------------------------------------------------------------------------------------
DEFERRED PURCH POWER               2,418,658.51                                                                  2,418,658.51
                               -----------------------------------------------------------------------------------------------
CURRENT DEF. TAXES                         0.00    (129,633.00)    (44,660.55)     174,293.55                            0.00
                               -----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS              34,510,515.72     645,880.31   1,135,826.62   (1,192,329.93) (1,353,585.00)   33,746,307.72
                               -----------------------------------------------------------------------------------------------
INVEST. IN SEABROOK               33,766,028.65                                                                 33,766,028.65
                               -----------------------------------------------------------------------------------------------
DEFERRED FUEL:
  DEF. FUEL COSTS AND
    INTEREST COSTS                (2,016,798.35)                                 2,016,798.35                            0.00
                                           0.00                                                                          0.00
                               -----------------------------------------------------------------------------------------------
TOTAL DEFERRED FUEL               (2,016,798.35)                                 2,016,798.35
                               -----------------------------------------------------------------------------------------------
DEF. QF CONTRACT BUYOUT          192,140,252.03                                                                192,140,252.03
                               -----------------------------------------------------------------------------------------------
DEF. REGULATORY ASSET                575,981.41                                 29,752,470.00                   30,328,451.41
                               -----------------------------------------------------------------------------------------------
INVESTMENT IN BASIN MILLS                                                        8,695,539.45                    8,695,539.45
                               -----------------------------------------------------------------------------------------------
PREPAID PENSION                            0.00                                   (626,249.00)                    (626,249.00)
                               -----------------------------------------------------------------------------------------------
OTHER DEFERRED DEBITS:
  UNAMORT DEBT DISCOUNT            4,063,872.83                                                                  4,063,872.83
  CLEARING ACCOUNTS                4,134,611.03                                 (4,033,460.50)                     101,150.53
  PRELIM. SURVEY                   8,954,109.37                                 (8,954,109.37)                           0.00
  OTHER DEF. DEBITS                  260,349.10                                    600,515.10                      860,864.20
                               -----------------------------------------------------------------------------------------------
TOTAL OTHER DEFERRED DEBITS       17,412,942.33           0.00           0.00  (12,387,054.77)          0.00     5,025,887.56
                               -----------------------------------------------------------------------------------------------
DEMAND-SIDE MANAGEMENT COSTS       1,945,943.58                                                                  1,945,943.58
                               -----------------------------------------------------------------------------------------------
TOTAL DEFERRED CHARGES           243,824,349.65           0.00           0.00   27,451,504.03           0.00   271,275,853.68
                               -----------------------------------------------------------------------------------------------

TOTAL ASSETS                     539,797,544.88     645,880.31   4,212,048.18   30,455,641.50  (2,982,132.90)  572,128,981.97
                               ===============================================================================================
CAPITALIZATION
 COMMON STOCK INVEST.
   COMMON STOCK BHE              (36,507,785.00)                                                               (36,507,785.00)
   PAID IN CAPITAL               (56,610,547.80)                                                               (56,610,547.80)
   RETAINED EARNINGS             (10,073,347.14)   (577,346.70) (1,051,201.20)                  1,628,547.90   (10,073,347.14)
                               -----------------------------------------------------------------------------------------------
                                (103,191,679.94)   (577,346.70) (1,051,201.20)                  1,628,547.90  (103,191,679.94)
                               -----------------------------------------------------------------------------------------------
PREFERRED STOCK                  (20,096,881.30)                                15,362,881.30                   (4,734,000.00)
                               -----------------------------------------------------------------------------------------------
PFD STOCK-MAND. RED.               3,000,000.00                                (15,362,881.30)                 (12,362,881.30)
                               -----------------------------------------------------------------------------------------------
LONG-TERM DEBT:
  LONG-TERM DEBT                (301,720,703.00)                                                              (301,720,703.00)
  LESS: SINKING FUND REQ
    (INCLUDES PFD STOCK)          13,645,737.00                                                                 13,645,737.00
                               -----------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT            (288,074,966.00)                                                              (288,074,966.00)
                               -----------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION            (408,363,527.24)   (577,346.70) (1,051,201.20)                  1,628,547.90  (408,363,527.24)
                               -----------------------------------------------------------------------------------------------
NOTES PAYABLE                    (35,000,000.00)                                                               (35,000,000.00)
                               -----------------------------------------------------------------------------------------------
CURRENT MATUR. LTD AND
  PREFERRED STOCK                (16,645,737.00)                                                               (16,645,737.00)
                               -----------------------------------------------------------------------------------------------
ACCOUNTS PAYABLE:
  ACCOUNTS PAYABLE
    (INCLUDES WAGES PAY.)        (13,261,521.62)                    (4,849.00)                  1,353,585.00   (11,912,785.62)
  WAGES PAYABLE                            0.00                                                                          0.00
  GENERAL TAXES                    1,999,715.31                                   (613,571.11)                   1,386,144.20
                               -----------------------------------------------------------------------------------------------
TOTAL ACCOUNTS PAYABLE           (11,261,806.31)                    (4,849.00)    (613,571.11)  1,353,585.00   (10,526,641.42)
                               -----------------------------------------------------------------------------------------------
DIVIDENDS PAYABLE                 (1,709,209.06)                                                                (1,709,209.06)
                               -----------------------------------------------------------------------------------------------
ACCRUED INTEREST:
  LONG-TERM DEBT AND MISC DEBT    (4,907,819.61)                                                                (4,907,819.61)
  MISC. DEBT                               0.00                                                                          0.00
                               -----------------------------------------------------------------------------------------------
TOTAL ACCRD. INTEREST             (4,907,819.61)                                                                (4,907,819.61)
                               -----------------------------------------------------------------------------------------------
CUSTOMER DEPOSITS                   (348,675.99)                                                                  (348,675.99)
                               -----------------------------------------------------------------------------------------------
INCOME TAXES PAYABLE:
  STATE-CURRENT                   12,808,606.32     269,068.68     836,160.90                                   13,913,835.90
  FEDERAL-CURRENT                 46,763,537.67     956,365.38   1,894,849.37                                   49,614,752.42
                               -----------------------------------------------------------------------------------------------
TOTAL INC. TAXES PAY.             59,572,143.99   1,225,434.06   2,731,010.27  (63,528,588.32)                           0.00
                               -----------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES       24,698,896.02   1,225,434.06   2,726,161.27  (64,142,159.43)  1,353,585.00   (34,138,083.08)
                               -----------------------------------------------------------------------------------------------
DEFERRED CREDITS & RES:
 DEF INC TAXES-SEABROOK           (8,303,992.00)                                (9,242,363.00)                 (17,546,355.00)
                               -----------------------------------------------------------------------------------------------
 OTHER DEF INC TAXES             (95,006,149.81) (1,293,967.67) (5,887,008.25)  51,412,091.77                  (50,775,033.96)
                               -----------------------------------------------------------------------------------------------
 DEFERRED REG. LIABILITY                                                        (8,567,904.00)                  (8,567,904.00)
                               -----------------------------------------------------------------------------------------------
 BASIN MILLS RESERVE              (8,695,539.45)                                                                (8,695,539.45)
                               -----------------------------------------------------------------------------------------------
 UNAMORTIZED ITC                  (2,354,052.00)                                                                (2,354,052.00)
                               -----------------------------------------------------------------------------------------------
 OTHER:
   CUSTOMER ADVANCES                (746,746.45)                                                                  (746,746.45)
   DEF. REVENUE SHARING                                                                                                  0.00
   DEF. ESTAB. CHARGES                                                                                                   0.00
   OTHER DEF. CREDITS
     (INCLUDES ACCRD AUDIT)       (6,026,433.95)                                    84,693.16                   (5,941,740.79)
   ACCRD AUDIT & TAX                       0.00                                                                          0.00
                               -----------------------------------------------------------------------------------------------
                                  (6,773,180.40)                                    84,693.16                   (6,688,487.24)
                               -----------------------------------------------------------------------------------------------
TOTAL DEF CREDITS & RES.        (121,132,913.66) (1,293,967.67) (5,887,008.25)  33,686,517.93                  (94,627,371.65)
                               -----------------------------------------------------------------------------------------------
TOTAL LIABS & CAPITAL.          (539,797,544.88)   (645,880.31) (4,212,048.18) (30,455,641.50)  2,982,132.90  (572,128,981.97)
                               ===============================================================================================
 TOTAL ASSETS                    539,797,544.88     645,880.31   4,212,048.18   30,455,641.50  (2,982,132.90)  572,128,981.97
                               ===============================================================================================



BANGOR HYDRO-ELECTRIC COMPANY                PAGE 1 OF 3
RECLASSIFICATION ENTRIES
FOR THE TWELVE MONTHS ENDED 12/31/95

NUMBER       DESCRIPTION                          DEBIT           CREDIT

           BANGOR HYDRO RECLASSIFICATIONS

  1   CONST WORK IN PROGRESS                    4,317,464.40
         CLEARING ACCOUNTS                                     (4,033,160.58)
        OTHER DEFERRED CHARGES                                    (25,733.90)
         PRELIMINARY SURVEY & INVEST.                            (258,569.92)
      TO RECLASSIFY CWIP PROJECTS

  2   ACCOUNTS RECEIVABLE                         120,997.00
        INVESTMENT IN MYAPCO                                     (117,250.00)
        INVESTMENT IN MEPCO                                        (3,747.00)
      TO RECLASSIFY DIVIDENDS RECEIVABLE

  3   OTHER RESERVES                               84,693.16
        MATERIALS & SUPPLIES                                      (84,693.16)
      TO RECLASSIFY OBSO INVENT. RESERVE

  4   FUEL OIL INVENTORIES                        105,871.31
        MATERIALS & SUPPLIES                                     (105,871.31)
      TO SEPARATELY BREAK-OUT FUEL OIL

  5   ACCOUNTS RECEIVABLE                             299.92
        CLEARING ACCOUNTS                                            (299.92)
      TO BREAK-OUT ADVANCES TO BPHA

  6   INVESTMENT IN BASIN MILLS                 8,695,539.45
        PRELIMINARY SURVEY & INVEST.                           (8,695,539.45)
        CONSTRUCTION WORK IN PROGRESS                                   0.00
      RECLASS BASIN MILLS INVESTMENT

  7   DEFERRED FUEL-CURRENT                    (2,016,798.35)
        DEFERRED FUEL-NONCURRENT                                2,016,798.35
      TO RECLASS CURRENT PORTION DEF FUEL

  8   OTHER ACCUM DEF. INCOME TAXES                N/A
        CURRENT INCOME TAXES PAYABLE            SEE BELOW          N/A
      INCOME TAX RECLASS-DEF FUEL TO CURRENT                    SEE BELOW

  9   PREPAID PENSION COST                       (626,249.00)
        OTHER DEFERRED CHARGES                                    626,249.00
      TO RECLASS PREPAID PENSION COST

  10  PREPAID EXPENSES                            613,571.11
        GENERAL TAXES (A/P)                                      (613,571.11)
      TO RECLASS GENERAL TAXES DEBIT BAL.

  11  RECEIVABLE-FED TAXES (A/R)                        0.00
      CURRENT DEF. TAX ASSETS                     174,293.55
      OTHER ACCUM DEF. INCOME TAXES            63,354,294.77
        CURRENT INCOME TAXES PAYABLE                          (63,528,588.32)
      ENTRY TO CORRECT DEFD & CURRENT TAXES

  12  PREFERRED STOCK                          15,362,881.30
        PRFD STOCK-MANDATORY RED.                             (15,362,881.30)
      RECLASS MAND RED. PRFD STOCK



BANGOR HYDRO-ELECTRIC COMPANY
RECLASSIFICATION ENTRIES                     PAGE 2 OF 3
FOR THE TWELVE MONTHS ENDED 12/31/95

NUMBER       DESCRIPTION                          DEBIT           CREDIT

           BANGOR HYDRO RECLASSIFICATIONS
  13  DEF REGULATORY ASSET                     29,752,470.00
        DEF INC TAXES-SEABROOK                                 (9,242,363.00)
        OTHER DEF INC TAXES                                   (11,942,203.00)
        DEFERRED REGULATORY LIABILITY                          (8,567,904.00)
      TO RECORD FASB 109 IMPACT

  14  INCOME TAX REFUND REC.                            0.00
        MISCELLANEOUS ACCOUNTS RECEIVABLE                               0.00
      TO RECLASSIFY FED & STATE TAX REFUNDS

  15  FUEL EXPENSE                             14,098,445.45
      PURCHASED POWER EXPENSE                     100,955.47
        FUEL CHARGE REVENUE                                   (14,199,400.92)
      TO RECORD AR 14 RECLASSIFICATION

  16  FEDERAL INCOME TAXES ON OTHER INCOME              0.00
      STATE INC. TAXES ON OTHER INCOME                  0.00
        FEDERAL INCOME TAXES                            0.00            0.00
        STATE INCOME TAXES                                              0.00
      INCOME TAX RECLASSIFICATION                                       0.00
                                                                        0.00


  17  MISC. INTEREST                                    0.00
        FUEL CHARGE REVENUE                                             0.00
      RECLASS INTEREST ON DEFERRED FUEL

  18  MISCELLANEOUS INCOME                        927,209.23
        MISCELLANEOUS OTHER                                      (927,209.23)
      RECLASS MISC INCOME TO NON-OPERATING

  19  MISCELLANEOUS INCOME                              0.00
        GENERAL TAXES                                                   0.00
      RECLASS BELOW-THE-LINE PROPERTY TAXES

        PHC AND BANGOR VAR RECLASSIFS.

  20  EQUITY EARNINGS IN BPHA                   1,025,293.30
        BASE RATE REVENUE                                        (922,763.97)
        MISCELLANEOUS INCOME                                     (102,529.33)
                                              -------------- ----------------
                                              136,091,232.07 (136,091,232.07)
                                              -------------- ----------------

BANGOR HYDRO-ELECTRIC COMPANY
RECLASSIFICATION ENTRIES                     PAGE 3 OF 3
FOR THE TWELVE MONTHS ENDED 9/30/95

                                                  DEBITS         CREDITS
SUMMARY OF IMPACT OF RECLASSIFICATIONS

INCOME STATEMENT ACCOUNTS:
  BASE RATE REVENUE                                              (922,763.97)
  FUEL CHARGE REVENUE                                         (14,199,400.92)
  EQUITY EARNINGS IN BPHA                       1,025,293.30
  FUEL EXPENSE                                 14,098,445.45
  PURCHASED POWER EXPENSE                         100,955.47
  GENERAL TAXES                                                         0.00
  STATE INCOME TAXES                                                    0.00
  STATE INCOME TAXES DEFERRED
  FEDERAL INCOME TAXES                                  0.00            0.00
  FEDERAL INCOME TAXES DEFERRED                                         0.00
  MISCELLANEOUS INCOME, NET                       824,679.90
  STATE INCOME TAXES ON OTHER INCOME                    0.00
  FEDERAL INCOME TAXES ON OTHER INCOME                  0.00
  MISCELLANEOUS INTEREST                                0.00
  MISCELLANEOUS OTHER                                            (927,209.23)
                                               -------------  ---------------
     TOTAL INCOME STATEMENT ACCOUNTS           16,049,374.12  (16,049,374.12)
                                               -------------  ---------------
BALANCE SHEET ACCOUNTS:
  CONSTRUCTION WORK IN PROGRESS, NET            4,317,464.40
  INVESTMENT IN MYAPCO                                           (117,250.00)
  INVESTMENT IN MEPCO                                              (3,747.00)
  ACCOUNTS RECEIVABLE                             121,296.92
  ACCOUNTS RECEIVABLE MISCELLANEOUS                                     0.00
  INCOME TAX REFUNDS RECEIVABLE                         0.00
  ADVANCES TO BPHA
  MATERIALS AND SUPPLIES INVENTORIES                             (190,564.47)
  FUEL OIL INVENTORIES                            105,871.31
  PREPAID EXPENSES                                613,571.11
  DEFERRED FUEL-CURRENT                        (2,016,798.35)
  CURRENT DEFERRED INCOME TAXES                   174,293.55
  DEFERRED FUEL COSTS-NONCURRENT                                2,016,798.35
  DEF. REGULATORY ASSET                        29,752,470.00
  PRELIMINARY SURVEY & INVESTIGATION                           (8,954,109.37)
  INVESTMENT IN BASIN MILLS                     8,695,539.45
  PREPAID PENSION COSTS                          (626,249.00)
  OTHER DEFERRED CHARGES, NET                                  (3,432,945.40)
  PREFERRED STOCK                              15,362,881.30
  PRFD STOCK-MANDATORY RED.                                   (15,362,881.30)
  GENERAL TAXES (A/P)                                            (613,571.11)
  INCOME TAXES PAYABLE, NET                                   (63,528,588.32)
  DEFERRED INC. TAXES-SEABROOK                                 (9,242,363.00)
  OTHER DEF INC TAXES, NET                     63,354,294.77  (11,942,203.00)
  DEFERRED REG. LIABILITY                                      (8,567,904.00)
  OTHER RESERVES, NET                              84,693.16
                                              -------------- ----------------
     BALANCE SHEET TOTALS                     119,939,328.62 (119,939,328.62)
                                              -------------- ----------------
      GRAND TOTALS                            135,988,702.74 (135,988,702.74)
                                              ============== ================



BANGOR HYDRO-ELECTRIC COMPANY                PAGE 1 OF 1
ELIMINATING ENTRIES
FOR THE TWELVE MONTHS ENDED 9/30/95

NUMBER       DESCRIPTION                          DEBIT           CREDIT

  1   GENERAL RATE REVENUES                       610,422.48
      MISCELLANEOUS INCOME                         67,823.62
        INVESTMENT IN PENOBSCOT HYDRO                            (678,246.10)
      TO ELIMINATE PHC P&L ACTIVITY

  2   MISC. INTEREST INCOME                        22,587.30
        INVESTMENT IN BANGOR VAR                                  (22,587.30)
      TO ELIMINATE BVC P&L ACTIVITY

  3   RETAINED EARNINGS-PHC                       642,955.10
        INVESTMENT IN PHC                                        (642,955.10)
      ELIMINATE BHE INVESTMENT IN PHC

  4   RETAINED EARNINGS-BANGOR VAR                554,759.40
        INVESTMENT IN BVC                                        (554,759.40)
      ELIMINATE BHE INVESTMENT IN BVC

  5   ACCOUNTS PAYABLE-PHC                          4,849.00
        ACCOUNTS RECEIVABLE                                        (4,849.00)
      ELIMINATE INTERCO. REC/PAY.

  6   ACCOUNTS PAY-BHE TAX BENEFITS             1,348,736.00
        A/R-PHC TAX BENEFITS                                   (1,178,535.00)
        A/R-BVC TAX BENEFITS                                     (170,201.00)
      ELIMINATE INTERCO. TAX ALLOCATION

  7   INVESTMENT IN SUB.-PHC                      270,000.00
           DIVIDENDS DECLARED-SUB. PHC                           (270,000.00)
                                               -------------   --------------
                                                3,522,132.90   (3,522,132.90)
                                               -------------   --------------


SUMMARY OF IMPACT OF ELIMINATIONS                 DEBIT           CREDIT

  INVESTMENT IN BANGOR VAR                                       (577,346.70)
  INVESTMENT IN PHC, NET                                       (1,051,201.20)
  ACCOUNTS RECEIVABLE                                          (1,353,585.00)
  RETAINED EARNINGS-BANGOR VAR                    554,759.40
  RETAINED EARNINGS-PHC                           642,955.10
  DIVIDENDS DECLARED-PHC                                         (270,000.00)
  ACCOUNTS PAYABLE                              1,353,585.00
  BASE RATE REVENUES                              610,422.48
  EQUITY EARNINGS-PHC                              67,823.62
  EQUITY EARNINGS-BVC                              22,587.30
                                                ------------   --------------
                                                3,252,132.90   (3,252,132.90)
                                                ============   ==============

                             EAST BRANCH IMPROVEMENT COMPANY
                                     BALANCE SHEETS
                                DECEMBER 31, 1995 AND 1994

                                                           1995        1994
                                                           ----        ----
            ASSETS

Current Assets:

  Cash and cash equivalents                                 $8,310     $10,062
  Accounts receivable                                       37,500      37,500
  Prepaid taxes                                             17,023       9,976
                                                       ------------------------
    Total Current Assets                                   $62,833     $57,538
                                                       ------------------------
Investments:
  Godfrey Falls Dam Company                                 $2,850      $2,850
  Sawtelle Brook Dam and
    Improvement Company                                        825         825
                                                       ------------------------
    Total Investments                                       $3,675      $3,675
                                                       ------------------------
Property and Equipment:
  Dams, Buildings, Equipment,
    Land & Land Rights                                  $1,216,197  $1,216,197
  Accumulated Depreciation                                (673,810)   (645,641)
                                                       ------------------------
    Net Property and Equipment                            $542,387    $570,556
                                                       ------------------------
Total Assets                                              $608,895    $631,769
                                                       ========================

LIABILITIES AND CAPITALIZATION

Current Liabilities:
  Accounts Payable, Trade                                       $0     $14,354
  Accounts Payable, Bangor Hydro-
    Electric Company                                        83,305     110,674
  Other Accrued Expenses                                       908         711
                                                       ------------------------
    Total Current Liabilities                              $84,213    $125,739
                                                       ------------------------
Long-term Liabilities:
  Deferred Federal and State
    Income Taxes                                          $160,996    $163,216
                                                       ------------------------
Capitalization:
  Common Stock                                            $302,925    $302,925
  Retained Earnings                                         60,761      39,889
                                                       ------------------------
    Total Capitalization                                  $363,686    $342,814
                                                       ------------------------
                                                          $608,895    $631,769
                                                       ========================

Unaudited - For Management Discussion Purposes Only



                                  EAST BRANCH IMPROVEMENT COMPANY
                           STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                        FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                               1995        1994        1993
                                               ----        ----        ----
Revenues:
  Downstream Charges                          $150,000    $105,000     $90,000
                                           ------------------------------------
Expenses:
  Operation and Maintenance                    $74,441     $76,981     $74,380
  Depreciation Expense                          28,169      26,721      25,200
  Property and Payroll Taxes                    29,288      41,822      42,195
  Income Taxes                                  (2,220)     (6,568)     12,387
                                           ------------------------------------
    Total Expenses                            $129,678    $138,956    $154,162
                                           ------------------------------------
Gross Profit (Loss)                            $20,322    ($33,956)   ($64,162)
                                           ------------------------------------
Other Income:
  Interest and Rental Income                      $550        $420      $1,102
                                           ------------------------------------
Net Income (Loss)                              $20,872    ($33,536)   ($63,060)

Add: Retained Earnings Balance
  at Beginning of Year                          39,889      73,425     136,485
                                           ------------------------------------
Retained Earnings at End of Year               $60,761     $39,889     $73,425
                                           ====================================


Unaudited - For Management Discussion Purposes Only


                                MAINE ELECTRIC POWER COMPANY
                                    STATEMENT OF INCOME
                       FOR PERIOD ENDING DECEMBER 31, 1995 AND 1994

                     (Dollars in thousands except per share amounts)


                                               1995         1994
OPERATING REVENUES
   SALES FOR RESALE                         $  46,697    $  22,047
   WHEELING                                     2,491        2,128
   SUPPORT CHARGES AND OTHER                      511          571
                                             ---------    ---------
      TOTAL OPERATING REVENUES              $  49,699    $  24,746

OPERATING EXPENSES
   PURCHASED POWER                          $  46,697    $  22,047
   OPERATION                                      759          634
   MAINTENANCE                                    442          220
   DEPRECIATION                                 1,383        1,383
   TAXES
      FEDERAL/STATE INCOME                          0           29
      LOCAL PROPERTY/OTHER                        250          241
                                             ---------    ---------
   TOTAL OPERATING EXPENSES                 $  49,531    $  24,554

OPERATING INCOME                            $     168    $     192
   ALLOWANCE FOR EQUITY FUNDS
      USED DURING CONSTRUCTION                     -            -
   OTHER INCOME AND DEDUCTIONS                     33           19
                                             ---------    ---------
INCOME BEFORE INTEREST CHARGES              $     201    $     211
                                             ---------    ---------
INTEREST CHARGES
   LONG-TERM DEBT                           $      96    $     106
   OTHER INTEREST CHARGES-NET                      -            -
   ALLOWANCE FOR BORROWED FUNDS
      USED DURING CONSTRUCTION                     -            -
                                             ---------    ---------
   TOTAL INTEREST CHARGES                   $      96    $     106
                                             ---------    ---------
NET INCOME                                  $     105    $     105
                                             =========    =========

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING           8,785        8,785
                                             =========    =========
EARNINGS PER SHARE COMMON STOCK             $   12.00    $   12.00
                                             =========    =========



                              MAINE ELECTRIC POWER COMPANY
                                     BALANCE SHEET
                             AT DECEMBER 31, 1995 AND 1994

                                 (DOLLARS IN THOUSANDS)

                                               1995         1994

ELECTRIC PROPERTY, ORIGINAL COST            $  23,135    $  23,099
   LESS:ACCUMULATED DEPRECIATION               21,777       20,463
                                             ---------    ---------
                                            $   1,358    $   2,636
   CONSTRUCTION WORK IN PROGRESS                   12           -
                                             ---------    ---------
   NET ELECTRIC PROPERTY                    $   1,370    $   2,636
                                             ---------    ---------
CURRENT ASSETS
   CASH                                     $       2    $      33
   TEMPORARY INVESTMENTS, ETC.                    420          490
   ACCOUNTS RECEIVABLE                          3,268        2,634
   REFUND DUE FROM PARTICIPANTS                    76           -
   OTHER CURRENT ASSETS                           145          141
                                             ---------    ---------
   TOTAL CURRENT ASSETS                     $   3,911    $   3,298
                                             ---------    ---------
DEFERRED CHARGES                            $     638    $     628
                                             ---------    ---------
                                            $   5,919    $   6,562
                                             =========    =========


                   COMMON STOCK INVESTMENT AND LIABILITIES

CAPITALIZATION
   COMMON STOCK, $100 PAR VALUE, AUTHORIZED
      20,000 SHARES, OUTSTANDING 8,785.     $     878    $     878
   RETAINED EARNINGS                               -            -
                                             ---------    ---------
   TOTAL COMMON STOCK EQUITY                $     878    $     878

   LONG TERM NOTES DUE IN ANNUAL
      INSTALLMENTS THROUGH JULY 1, 1996-
      LESS CURRENT SINKING FUND REQUIREMENT $     870    $   1,730
                                             ---------    ---------
   TOTAL CAPITALIZATION                     $   1,748    $   2,608
                                             ---------    ---------
CURRENT LIABILITIES
   CURRENT SINKING FUND REQUIREMENT         $     860    $     860
   ACCOUNTS PAYABLE                               211          216
   BANK CHECKS OUTSTANDING                         12           -
   DIVIDENDS PAYABLE                               26           26
   ACCRUED PURCHASED POWER                      2,906        2,323
   REFUND DUE TO PARTICIPANTS                      -            43
   ACCRUED INTEREST. TAXES AND OTHER               40           13
                                             ---------    ---------
   TOTAL CURRENT LIABILITIES                $   4,055    $   3,481
                                             ---------    ---------
DEFERRED CREDITS
   ACCUMULATED DEFERRED INCOME TAXES        $       0    $     250
   UNAMORTIZED INVESTMENT TAX CREDITS              53           89
   OTHER DEFERRED CREDITS                          31           41
   UNAMORTIZED GAIN ON REAQUIRED DEBT              32           93
                                             ---------    ---------
   TOTAL DEFERRED CREDITS                   $     116    $     473
                                             ---------    ---------
                                            $   5,919    $   6,562
                                             =========    =========

                     BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
                               CONSOLIDATED BALANCE SHEETS
                               DECEMBER  31, 1995 AND 1994

            ASSETS                                  1995            1994

  Current Assets:
    Cash and Cash Equivalents                   $2,055,651.70   $1,807,556.04
    Accounts Receivable                          1,326,254.37    1,154,675.43
    Prepaid Expenses                                16,912.50       15,392.59
                                              --------------------------------
      Total Current Assets                      $3,398,818.57   $2,977,624.06
                                              --------------------------------
  Property, Plant and Equipment,
    at Cost                                    $44,035,110.54  $43,977,498.10
  Less:  Accumulated Depreciation               (6,426,943.47)  (5,572,433.08)
                                              --------------------------------
                                               $37,608,167.07  $38,405,065.02
                                              --------------------------------
TOTAL ASSETS                                   $41,006,985.64  $41,382,689.08
                                              ================================

LIABILITIES AND PARTNERS' CAPITAL

  Current Liabilities:
    Current Portion of Long-term Debt           $1,900,000.00   $1,800,000.00
    Accounts Payable                                     0.00       24,980.31
    Accrued Expenses                                51,630.76       98,824.49
    Accrued Interest                               302,911.83      317,027.83
                                              --------------------------------
      Total Current Liabilities                 $2,254,542.59   $2,240,832.63

  Long-term Debt, Net of
    Current Portion                             32,599,999.98   34,499,999.98
                                              --------------------------------
      Total Liabilities                        $34,854,542.57  $36,740,832.61

  Partners' Capital                              6,152,443.07    4,641,856.47
                                              --------------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL        $41,006,985.64  $41,382,689.08
                                              ================================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY




                    BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF INCOME AND PARTNERS' CAPITAL
                  FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993

                                    1995                 1994            1993
REVENUES:
Sale of Power                   $7,276,621.59   $6,880,409.36   $7,369,773.93
                              ------------------------------------------------
EXPENSES:
Operation and Maintenance         $282,291.53     $623,456.63     $478,858.41
Depreciation expense               862,279.00      855,365.00      856,494.08
Property Taxes                     403,941.64      380,878.11      391,030.56
Prop., Personal, & Liab. Insur      29,682.63       76,632.86       74,001.16
Royalty Expense                     67,444.15       59,886.25       67,608.62
G & A Expenses-Pacific Energy       11,455.60        9,107.37       10,281.48
G & A Expenses-Bangor Hydro         18,615.37       61,243.40       83,640.63
                              ------------------------------------------------
    Total Expenses              $1,675,709.92   $2,066,569.62   $1,961,914.94
                              ------------------------------------------------
Operating Income                $5,600,911.67   $4,813,839.74   $5,407,858.99
                              ------------------------------------------------
OTHER INCOME AND (EXPENSE):
  Interest Expense             ($3,657,357.35) ($3,790,585.15) ($3,908,582.18)
  Investment and Other Income      107,032.28       76,942.94       68,895.28
                              ------------------------------------------------
                               ($3,550,325.07) ($3,713,642.21) ($3,839,686.90)
                              ------------------------------------------------
NET INCOME                      $2,050,586.60   $1,100,197.53   $1,568,172.09

Partners' Capital Beginning
  of Year                        4,641,856.47    4,341,658.94    2,773,486.85
Less: Partners' Distributions     (540,000.00)    (800,000.00)           0.00
                              ------------------------------------------------
Partners' Capital End of Year   $6,152,443.07   $4,641,856.47   $4,341,658.94
                              ================================================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY



                              Chester SVC Partnership
                                  Balance Sheets
                            December 31, 1995 and 1994

                                                   1995         1994
ASSETS

Electric Property, Original Cost                $31,993,248 $31,990,624
Less:  Accumulated Depreciation                  (5,296,095) (4,221,057)
                                               -------------------------
Net Electric Property                           $26,697,153 $27,769,567
                                               -------------------------

Current Assets
  Cash                                              $95,651     $48,430
  Temporary Investments                             200,000     325,000
  Accounts Receivable                               426,558     421,808
  Other Current Assets                              101,164     118,368
                                               -------------------------
Total Current Assets                               $823,373    $913,606
                                               -------------------------
Other Assets
  Deferred Charges                                 $639,842    $678,262
  Special Funds                                   1,887,682   1,963,696
                                               -------------------------
Total Other Assets                               $2,527,524  $2,641,958
                                               -------------------------
TOTAL ASSETS                                    $30,048,050 $31,325,131
                                               =========================

LIABILITIES AND PARTNERS' CAPITAL

Capitalization
  Partners' Capital                                      $0          $0
  Notes Payable, Less Current Portion            28,203,619  29,386,709
                                               -------------------------
Total Capitalization                            $28,203,619 $29,386,709
                                               -------------------------
Current Liabilities
  Notes Payable                                  $1,183,090  $1,183,090
  Accounts Payable                                  205,445     258,395
  Accrued Interest                                   84,045      87,428
  Advanced Billing - NHH                            371,851     409,509
                                               -------------------------
Total Current Liabilities                        $1,844,431  $1,938,422
                                               -------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL         $30,048,050 $31,325,131
                                               =========================



                            Chester SVC Partnership
                              Statement of Income
              For the Years Ended December 31, 1995, 1994 and 1993

                                       1995        1994         1993

Operating Revenues                  $5,016,259   $5,173,287  $5,056,539
                                   -------------------------------------
Operating Expenses:
  Operation & Maintenance             $829,974     $883,006    $868,754
  Depreciation                       1,075,038    1,074,951     995,233
  Taxes - Property                     156,716      148,570     150,371
                                   -------------------------------------
Total Operating Expenses            $2,061,728   $2,106,527  $2,014,358
                                   -------------------------------------
Operating Income                    $2,954,531   $3,066,760  $3,042,181
                                   -------------------------------------
Other Expense(Income)
  Interest Charges                  $3,114,299   $3,226,808  $3,200,682
  Interest Income                     (159,768)    (160,048)   (158,501)
                                   -------------------------------------
Total Other Expense(Income)         $2,954,531   $3,066,760  $3,042,181
                                   -------------------------------------
Net Income                                  $0           $0          $0
                                   =====================================